No Act
PE 3/28/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11006452

March 31, 2011

Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-31-11

Re: Merck & Co., Inc.
Incoming letter dated March 28, 2011

Dear Ms. Hall:

This is in response to your letter dated March 28, 2011 concerning the shareholder proposal submitted to New Merck by People for the Ethical Treatment of Animals. On March 16, 2011, we issued our response expressing our informal view that New Merck could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Jimmy Yang
Legal Director
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station, NJ 08889



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

March 28, 2011

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail: shareholderproposals@sec.gov

Re: Staff's March 16, 2011 Concurrence with Merck & Co., Inc. Respecting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals ("PETA")

Ladies and Gentlemen:

This letter is filed in response to the Division of Corporation Finance's response to a no action letter submitted by Merck & Co., Inc. Merck filed a no action letter with the Staff dated January 20, 2011. PETA's opposition was filed with the Staff on January 28, 2011. The Staff concurred with the Company's position on March 16th. In concurring, the Staff stated that PETA failed to supply "documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one year period as of the date that it submitted the original version of the proposal as required by rule 14a-8(b)."

For the reasons which follow, we respectfully submit that the Staff's response failed to consider that the resolution upon which the concurrence was issued, was withdrawn.

The Proponent Has Substantiated Ownership of Shares in Compliance With Rule 14a-8(b).

The operative facts are as follows:

- The deadline for filing a resolution with the Company was December 13, 2010.
- PETA submitted a shareholder resolution to comply with the Company's "single proposal" request on November 17, 2010.
- PETA submitted competent proof of ownership of shares for one full year prior to the submission of its proposal, from its brokerage firm Morgan Stanley.

Every other fact is obfuscation masquerading as legal argument. Since the date of submission of the proposal, namely November 17, 2010, was more than one year after the merger date of November 3, 2009, the eligibility requirements were fully satisfied and the resolution was timely filed. Morgan Stanley confirmed ownership of shares for one full year prior to the date on which the resolution was filed. PETA withdrew the original proposal it filed, and is unaware of any SEC rule or regulation that disallows a resolution to be withdrawn.

Those are the facts of record upon which the Staff's response should have been based. Accordingly, we respectfully request that the Staff issue a revised response indicating that it does not concur with Merck's position. Please feel free to contact me if you have any questions or require further information. I can be reached directly at 202-641-0999 or SHall3450@gmail.com.

Very truly yours,



Susan L. Hall
Counsel

SLH/pc

cc: Jimmy Yang (via fax at 908-735-1218)